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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              THE NORTH FACE, INC.
                           (NAME OF SUBJECT COMPANY)

                           SEQUOIA ACQUISITION, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF
                                V.F. CORPORATION
                                   (OFFEROR)

                   COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   659317101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              FRANK C. PICKARD III
                           SEQUOIA ACQUISITION, INC.
                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                           TELEPHONE: (336) 547-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
                              GEORGE R. BASON, JR.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 450-4000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
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
                  $25,514,458                                         $5,102
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

 * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,757,229 shares of common stock, par value $0.0025 per share, and the associated preferred share purchase rights (the "Shares"), at a price per Share of $2.00 in cash, without interest.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable           Filing Party: Not applicable
Form or Registration No.: Not applicable         Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Sequoia Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of V.F. Corporation, a Pennsylvania corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.0025 per share, and associated preferred share purchase rights (the "Shares"), of The North Face, Inc. (the "Company") for a price of $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, as either may be amended or supplemented, together constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated April 19, 2000.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Summary Advertisement dated April 19, 2000.
(b)      Not applicable.
(d)(1) Agreement and Plan of Merger, dated April 7, 2000, by and among Purchaser, Parent and the Company.
(g)      Not applicable.
(h)      Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2000

                                       SEQUOIA ACQUISITION, INC.

                                       By: /s/ FRANK C. PICKARD III
                                         ---------------------------------------
                                           Name: Frank C. Pickard III
                                           Title:   Vice President and Assistant
                                                    Secretary